EXHIBIT 3.2

                                                         111 West Monroe Street
                                                         Chicago, IL 60603-4080

CHAPMAN AND CUTLER LLP                                   T 312.845.3000
----------------------------------------                 F 312.701.2361
Attorneys at Law - Focused on Finance(R)                 www.chapman.com




                                December 11, 2013


Advisors Asset Management, Inc.
18925 Base Camp Road, Suite 203
Monument, Colorado  80132-3415

The Bank of New York Mellon
BNY Atlantic Terminal
2 Hanson Place, 12th Floor
Brooklyn, New York  11217


     Re:                Advisors Disciplined Trust 1112

Ladies/Gentlemen:

     We have acted as counsel for Advisors Disciplined Trust 1112 (the "Fund"), in connection with the issuance of units of fractional undivided interest in the Fund (the "Units"), under a trust agreement dated December 11, 2013 (the "Indenture") among Advisors Asset Management, Inc., as depositor, evaluator and supervisor (the "Depositor"), and The Bank of New York Mellon, as trustee (the "Trustee"). The Fund is comprised of the following unit investment trust:
California Municipal Closed-End Portfolio, Series 2013-2 (the "Trust"). Holders of beneficial interests in the Trust are referred to herein as the "Unitholders."

     In this connection, we have examined the registration statement and the prospectus for the Fund (the "Prospectus"), the Indenture, and such other instruments and documents, as we have deemed pertinent (the "Transaction Documents"). For purposes of this opinion, we are assuming that the Trust will at all times be operated in accordance with the Indenture and the Prospectus and that the parties to the Indenture will at all times fully comply with the terms of the Indenture. Failure to operate the Trust at all times in accordance with the Indenture and the Prospectus or failure to comply fully at all times with the terms of the Indenture could result in tax treatment different from that described below.

     You have informed us and we are assuming that the assets of the Trust will consist of shares in entities each of which is taxed as a regulated investment company (each a "RIC" and collectively, the "RICs") for federal income tax purposes (the "RIC Shares").

     Neither the Sponsor nor we have independently examined the RIC Shares to be deposited in and held in the Trust or any opinions of counsel with respect thereto. However, although we express no opinion with respect to the issuance of the RIC Shares, in rendering our opinion expressed herein, we have assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and (ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC's total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax").

     The Transaction Documents include certain representations by the Depositor and the Trustee with respect to which we have no independent knowledge and have done no independent investigation. Such representations include, without limitation, that: (i) the Trust will acquire and hold the RIC Shares solely for the account of the Unitholders; (ii) the activities of the Trust will consist of the investment of funds in the RIC Shares, the collection of the income and proceeds from such investments, and the incidental replacement of RIC Shares and temporary reinvestment of proceeds under limited and specified circumstances; and (iii) the Trust has not and will not (a) establish an office, (b) hire employees, or (c) conduct any acts not permitted by the Indenture.

     Based upon the foregoing and assuming the accuracy of the aforementioned representations and assumptions on the date hereof as well as continuing satisfaction of such representations and assumptions, and based upon an investigation of such matters of law as we consider to be applicable:

         (i) We are of the opinion that, under existing United States Federal income tax law, the Trust is not an association taxable as a corporation for Federal income tax purposes but will be classified as a grantor trust and will be governed by the provisions of subpart E of Part I of subchapter J (relating to trusts) of chapter 1, of the Internal Revenue Code of 1986 (the "Code").

        (ii) Section 671 of the Code provides that, where a trust grantor is treated as the owner of any portion of a trust, there shall then be included in computing the taxable income and credits of the grantor those items of income, deductions and credits against tax of the trust which are attributable to that portion of the trust to the extent that such items would be taken into account under the Code in computing taxable income or credits against the tax of an individual. Each Unitholder is treated as the owner of a pro rata portion of the Trust under Section 676 of the Code. Therefore, a Unitholder will be considered as owning a pro rata share of each of the RIC Shares in the proportion that the number of Units held by him or her bears to the total number of Units outstanding. We are of the opinion that, under existing United States Federal income tax law, (a) under subpart E of Part I of subchapter J of chapter 1 of the Code, income of the Trust will be treated as income of each Unitholder in the proportion described above, and an item of Trust income will have the same character in the hands of a Unitholder as it would have if the Unitholder directly owned a pro rata portion of the Trust's assets and (b) each Unitholder will be considered to have received his or her pro rata share of income derived from each RIC Share when such income would be considered to be received by the Unitholder if the Unitholder directly owned a pro rata portion of the Trust's assets.

       (iii) Although the discussion in the Prospectus under the heading "Understanding Your Investment--Taxes" does not purport to discuss all possible United

     States Federal income tax consequences of the purchase, ownership and disposition of Units, in our opinion, under existing United States Federal income tax law, such discussion, taken as a whole, is an accurate summary in all material respects, to the extent that the discussion constitutes statements of law or legal conclusions with respect to United States Federal income tax matters. In this regard, please note that (a) we have not examined any of the RIC Shares and we are therefore unable to express an opinion, and we express no opinion as to the Federal income tax treatment thereof and (b) the discussion under "Understanding Your Investment--Taxes" depends in part on the facts peculiar to individual Unitholders of which we have made no investigation and have no knowledge.

        (iv) Based solely upon the existing laws of the State of New York and The City of New York, administrative interpretations thereof and court decisions as of the date hereof, we are of the opinion that:

               (a) the Trust will not be subject to the New York State franchise tax imposed on domestic and foreign corporations by Article 9-A of the New York State Tax Law;

               (b) the Trust will not have taxable income subject to the New York State personal income tax imposed by Article 22 of the New York State Tax Law;

               (c) the Trust will not be subject to the unincorporated business tax imposed by Section 11-503 of the Administrative Code of The City of New York (the "Administrative Code");

               (d) the Trust will not be subject to the general corporation tax imposed by The City of New York on domestic and foreign corporations under
     Section 11-603 of the Administrative Code; and

               (e) the Trust will not have taxable income subject to the personal income tax imposed by The City of New York under Section 11-1701 of the Administrative Code.

         (v) Based upon the existing laws of the State of California, administrative interpretations thereof and court decisions as of the date hereof, we are of the opinion that:

               (a) The Trust is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each Unitholder will be treated as the owner of a pro rata portion of the Trust, and the income of such portion of the Trust will be treated as the income of the Unitholders under the California Personal Income Tax.

               (b) The portion of each dividend paid by a RIC to the Trust and distributed to a Unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a Unitholder, (ii) is properly reported as an exempt-interest dividend for California income tax purposes in written statements furnished to its shareholders and (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain non-deductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the Trust and distributed to a Unitholder. However, dividends other than California exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

               (c) Each Unitholder of the Trust will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the Unitholder redeems or sells Units of the Trust, to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and Unitholders are advised to consult their own tax advisors.

               (d) Under the California Personal Income Tax, interest on indebtedness incurred or continued by a Unitholder to purchase Units in the Trust is not deductible for purposes of the California Personal Income Tax.

               This opinion does not address the taxation of persons other than full time residents of California. This opinion relates only to Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of Unitholders subject to the California Corporation Tax Law and such Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a Unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. We have not examined any of the RIC Shares to be deposited and held in the Trust or the proceedings for the issuance thereof or any opinions of counsel with respect thereto, and we express no opinion with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

     Our opinion is based on the Code, the New York and California state tax laws, the New York City tax laws, the regulations promulgated thereunder and other relevant authorities and law, all as in effect on the date hereof. Consequently, future changes in such laws, the regulations promulgated thereunder and other relevant authorities and law may cause the tax treatment of the transaction to be materially different from that described above. This opinion is given as of the date hereof, and we undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein. Our opinion represents only our legal judgment, is not a guarantee of a result and, unlike a tax ruling, is binding neither on the Internal Revenue Service, the New York state, New York City or California state taxing authorities nor a court of law, and has no official status of any kind. The Internal Revenue Service, the New York state, New York City or California state taxing authorities or a court of law could disagree with the opinion expressed herein. Although we believe that, in a properly presented case, the opinion expressed herein would be found to be correct if challenged, there can be no assurance that this will be the case. In evaluating these tax issues, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be resolved through settlement if raised.

     This opinion, as qualified herein, covers only the opinions expressly contained herein, and we express no opinion with respect to any other considerations which may arise relating to the transaction, any other taxes or any other matters arising under United States Federal, state, local or foreign law.

     The Committee on Legal Opinions of the American Bar Association promulgated the "Third-Party Legal Opinion Report, Including the Legal Opinion Accord," (the "ABA Guidelines") in 1991. Among other things the ABA Guidelines provide that attorneys should not provide legal opinions as to matters of fact or financial or economic forecasts (or similar predictions). In this regard, matters discussed expressly or implicitly within this letter which are determined to be matters of fact or financial or economic forecasts (or similar predictions) should be interpreted to be a confirmation of our understanding and a statement of our belief rather than a legal opinion, regardless of the language used.

     Chapman and Cutler LLP does not and will not impose any limitation on the disclosure of the tax treatment or tax structure of any transaction relating to this matter.

                                Very truly yours,

                                /s/ Chapman and Cutler LLP
                                CHAPMAN AND CUTLER LLP

SRA/arr